                                        Filed by Plum Creek Timber Company, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Commission File Number:  1-10239
                               Subject Company:  Plum Creek Timber Company, Inc.


THE FOLLOWING IS A DESCRIPTION OF A SLIDE PRESENTATION THAT IS BEING USED BY GOLDMAN, SACHS & CO.

                                [Plum Creek LOGO]

SAFE HARBOR

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED BY PLUM CREEK WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC") REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOLLOWING INFORMATION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PLUM CREEK AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER COMPANY, INC., ATTN: EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA, 98104-4096.

Plum Creek and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Plum Creek's stockholders to adopt the agreement providing for Plum Creek's acquisition of The Timber Company. The participants in this solicitation may include the directors and executive officers of Plum Creek, who may have an interest in the transaction including as a result of holding shares or options of Plum Creek. A detailed list of the names and interests of Plum Creek's directors and executive officers is contained in Plum Creek's Proxy Statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website at www.sec.gov.

This presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning the financial conditions, results of operations and businesses of Plum Creek and The Timber Company and, assuming the consummation of the merger, a combined Plum Creek and The Timber Company, as well as the expected timing and benefits of the merger. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the merger, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The factors include, but are not limited to, those listed in Plum Creek's 1999 Annual Report on Form 10-K and The Timber Company's 1999 Annual Report on Form 10-K, as well as the inability to obtain, or meet conditions imposed for, governmental rulings and approvals for the transaction; the failure of the Plum Creek or The Timber Company's stockholders to approve the transaction; the risk that the Plum Creek and The Timber Company businesses will not be successfully integrated; the costs related to the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the SEC.

PLUM CREEK OVERVIEW

o    4th largest U.S. timberland owner
     - 3.2 million acres across 4 diverse regions
o    Leading forestry and land management capabilities
o    11 manufacturing facilities
     - Lumber (6), Plywood (2), Remanufacturing (2), MDF (1)
o Ideal structure to capitalize on the economic benefits of timberland ownership

FINANCIAL OVERVIEW

1999 Total EBITDA - $250.7 million*

                     [Pie graph illustrating the following:]

Southern Timber: 20%
Lumber: 14%
Panels: 14%
Higher and Better Use Land Sales: 7%
Northern Timber: 45%

* EBITDA defined as Operating Income plus Depreciation, depletion and amortiza-tion; Percentages are before corporate and eliminations

STRATEGIC FOCUS

o    Expand timber base through creative, disciplined acquisitions
o Pursue special business opportunities to leverage distinct core competencies
o    Operate business to deliver maximum shareholder value

GROWTH IN RESOURCE BASE

                     [Bar graph illustrating the following:]

1992:
     - Acquisitions: not applicable
     - Original Land Base: 1.18 Acres (MM)
     - Merchantable Timber: approximately 16 (MM Cunits)

1993:
     - Acquisitions: 0.87 Acres (MM)
     - Original Land Base: 1.17 Acres (MM)
     - Merchantable Timber: approximately 23 (MM Cunits)

1994:
     - Acquisitions: 0.87 Acres (MM)
     - Original Land Base: 1.17 Acres (MM)
     - Merchantable Timber: approximately 23 (MM Cunits)

1995:
     - Acquisitions: 0.87 Acres (MM)
     - Original Land Base: 1.17 Acres (MM)
     - Merchantable Timber: approximately 22 (MM Cunits)

1996:
     - Acquisitions: 0.87 and 0.54 Acres (MM)
     - Original Land Base: 1.05 Acres (MM)
     - Merchantable Timber: approximately 24 (MM Cunits)

1997:
     - Acquisitions: 0.87 and 0.54 Acres (MM)
     - Original Land Base: 1.04 Acres (MM)
     - Merchantable Timber: approximately 23 (MM Cunits)

1998:
     - Acquisitions: 0.87, 0.54 and 0.91 Acres (MM)
     - Original Land Base: 1.04 Acres (MM)
     - Merchantable Timber: approximately 34 (MM Cunits)

1999:
     - Acquisitions: 0.87, 0.54 and 0.91 Acres (MM)
     - Original Land Base: 1.04 Acres (MM)
     - Merchantable Timber: approximately 34 (MM Cunits)

FINANCIAL PERFORMANCE

Total Annualized Return on Investment Since Inception*

                     [Bar graph illustrating the following:]

Plum Creek Timber: 22.5% (12.1% Stock Return; 10.4% Dividend Reinvestment) S&P 500: 17.9%
Dow Jones: 16.2%
S&P Paper & Forest Products: 6.3%

Source: Factset: For the period 7/1/1989 to 6/30/2000. Includes reinvestment of dividends

INVESTMENT CASE

o    Large, valuable, diverse timber holdings
o    Focused growth strategies
o    Unique REIT structure
     - Single layer, capital gains rate taxation
     - Difficult to duplicate
o    Outstanding track record
o    Part of Russell 1000 Index

THE TIMBER COMPANY OVERVIEW
[The Timber Company LOGO]

Financial Overview

                     [Pie graph illustrating the following:]

1999 Sales = $442 million
Southwest: 32.5%
Southeast Coastal 21.0%
South Central: 17.7%
West/North: 32.5%
Piedmont: 9.3%
Non-timber: 3.8%

                     [Pie graph illustrating the following:]

1999 Revenue Source
Softwood Sawtimber: 80%
Softwood Pulpwood: 8%
Hardwood Sawtimber: 4%
Hardwood Pulpwood: 2%
Other Income: 5%

Company Overview

o    A separate operating group of its parent, Georgia-Pacific
o Third-largest private timberland owner in the U.S., owns and operates approximately 4.7 million acres
o    Does not own or operate logging equipment or converting facilities

POWER OF COMBINED OPERATIONS

                      [Graphic illustrating the following:]

Plum Creek
3.2 million acres
$1.9 billion market capitalization

+

The Timber Company
4.7 million acres
$1.8 billion market capitalization

Combined Operations
7.9 million acres
Second largest timberland owner in U.S.
Presence in major U.S. timber regions (19 states)
Approximately $5 billion in equity market capitalization
Combined annual operating synergies of $15 million
Acquisition growth record
Less reliance on manufacturing operations

COMBINED OPERATIONS

             [Map of the United States illustrating the following:]

West: 571,000
South: 4,463,000
Northeast: 1,164,000
Midwest: 251,000
Rocky Mountain: 1,488,000
Total: 7,939,000

[Location of Plywood plants: Montana]

[Locations of Sawmills: Montana, Arkansas, Louisiana]

[Locations of Remanufacturing Facilities: Idaho, Montana]

[Location of MDF Plant: Montana]

[Map of United States color coded to illustrate acreage concentration by state]

TOP 10 U.S. TIMBERLAND OWNERS

Rank/Name                                          U.S. Timberlands Acres (mm)
------------------------------------------------------------------------------
1.  International Paper                                       12.5
2.  New Plum Creek                                             7.9
3.  Weyerhaeuser                                               5.7
4.  Hancock Timber Resource Group                              3.2
5.  Boise Cascade                                              2.3
6.  Rayonier                                                   2.2
7.  Temple -Inland                                             2.2
8.  Mead                                                       2.1
9.  Williamette                                                1.7
10. Potlatch                                                   1.5

TRANSACTION TERMS

Transaction:              Spin-merger of The Timber Company into Plum Creek
Consideration:            1.37 fixed exchange ratio for shares of Timber Com-
                          pany (no collar) implying a price of 37.25 as of 7/18
Enterprise Value:         Approximately $3.7 billion
Equity Value:             Approximately $3.0 billion
Board of Directors:       Existing Plum Creek directors plus three new
Expected Closing Date:    First quarter 2001

ATTRACTIVE PURCHASE PRICE

                     [Bar graph illustrating the following:]

Transaction Value / LTM EBITDA
Plum Creek: 10x
Private Market Transactions (a): 12x - 15x

                     [Bar graph illustrating the following:]

Price Per Acre
Plum Creek: $788
Private Market Transactions (a): >$1,000

(a) Based on Plum Creek management estimates for comparable transactions

DEMONSTRABLE SYNERGIES

o    $15 million in annual synergies
     - Overhead reductions
     - Operational efficiencies
     - Purchasing leverage

VALUE CREATION OPPORTUNITIES

o    Optimization of company-wide lands
     - Improve log merchandising
     - Increase sales flexibility (new G-P supply agreement)
     - Capture full potential of real estate lands
     - Exploit ancillary land uses
     - Manage through economic cycles in regional markets

FINANCIAL ASSUMPTIONS

               o   1.37 PCL shares for every TGP share
Terms          o   $350 million installment not is monetized
               o   $650 million in debt and transaction fees refinances at 8.25%

               o   Purchase accounting
Accounting     o   TGP treated as acquirer
               o   Write-up of PCL assets to market value
               o   Options rolled-over

Tax            o   Tax-free to TGP and PCL shareholders
               o   Combined company operates as a REIT

PREEMINENT TIMBERLAND INVESTMENT VEHICLE

2000E ($ in mil-                                The Timber            New
lions, except per           Plum Creek           Company          Plum Creek(a)
share data)
-----------------           ----------          ----------        -------------
Acres                            3.2                 4.7                7.9
Sales                           $785                $439             $1,224
EBITDA                           216                 366                597
FFO                              158                 290                462(b)
FFO per Share                  $2.28               $3.79              $2.56(b)

Note: 2000 estimates from Wall Street research. The Timber Company shown as a REIT.
(a) Assumes $15 million in synergies.
(b) Assumes both net debt of $650 and assumed transaction fees are refinanced at a 8.25% interest rate.

PRO FORMA CREDIT STATISTICS

Balance Sheet Items as of March 31, 2000

New Plum Creek will have a stronger balance sheet, providing additional financial flexibility

                                            Stand Alone          Pro Forma
                                            Plum Creek           Plum Creek
                                            -----------          ----------
Total Debt/Total Capitalization                  57%                 42%

Total Debt/Total Leveraged Market

     Capitalization                              30%                 23%

Total Debt/2000E EBITDDA                        3.8x                2.5x

2000E EBITDDA/2000E Interest Expense(a)         3.7x                5.1x


     Note: Projections based on Wall Street Estimates. EBITDDA includes $15 million in synergies.

FAVORABLE MARKET POSITION

New Plum Creek will be one of the biggest forest product companies and REITs in terms of market capitalization:

          Top 5 US Forest Companies                             Top 5 REITs
---------------------------------------------  --------------------------------------------
       Company                Market Cap($bn)          Company              Market Cap($bn)
       -------                ---------------          -------              ---------------
1.  International Paper            14.7        1.  Equity Office Properties       9.7
2.  Weyerhauser                    10.4        2.  Equity Residential             6.8
3.  Georgia-Pacific/Ft. James       6.9        3.  Simon Property Group           6.0
4.  Plum Creek                      5.0        4.  Plum Creek                     5.0
5.  Williamette                     3.2        5.  ProLogis Trust                 3.8
6.  Smurfit-Stone                   3.2        6.  Spieker Properties             3.7

Note: Stock prices as of date of announcement (7/18/2000).

IMPROVED STOCK CHARACTERISTICS

Increased liquidity and institutional ownership

                     [Pie graph illustrating the following:]

Plum Creek Pre-Merger Ownership
Other: 58%
Insider: 28%
Institutional: 14%

                     [Pie graph illustrating the following:]

Plum Creek Post-Merger Ownership
Other: 34%
Insider: 12%
Institutional: 54%

TRANSACTION TIMETABLE

July                            o   Announce transaction
September                       o   File proxy/prospectus
December - January              o   Receive private letter ruling
                                o   Distribute proxy materials
                                o   Shareholder meetings
February - March                o   Close Transaction

STRATEGIC RATIONALE

                o   7.9 million acres, 19 states, major presence in all timber regions
Resource        o   Second largest Timberland owner
Value           o   Market diversification and long-term biological growth
                    potential
                o   Dominance in favorable Southern region

Financial       o   Immediately accretive to cash flow and earnings
Benefits        o   Enhances financial flexibility from stronger balance sheet
                o   Well-positioned for future growth

                o   $15 million in cost savings per year
Operational     o   Significant opportunities for additional operating
Synergies           improvements
                o   Benefits from new G-P fiber-supply agreement

                o   Estimated $5 billion market cap
Improved        o   Top five market capitalization - forest product companies
Stock               and REITs
                o   Increased institutional shareholder base
                o   "Must have" timber investment

                               [Plum Creek LOGO]